December 4, 2006                                    Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
BY EDGAR & COURIER                                 New York, New York 10019-5820

Susan C. Block                                           Main Tel (212) 506-2500
Securities and Exchange Commission                       Main Fax (212) 262-1910
Division of Corporate Finance                             www.mayerbrownrowe.com
100 F Street, N.E.
Washington, D.C. 20549                                          PAUL A. JORISSEN
                                                                         Partner
                                                       Direct Tel (212) 506-2555
                                                       Direct Fax (212) 849-5555
                                                    pjorissen@mayerbrownrowe.com

Re:      Securitisation Advisory Services Pty. Limited Response to
         Comment Letter dated November 17, 2006 to Registration
         Statement (File No. 333-136516)
         ---------------------------------------------------------

Dear Ms. Block:

On behalf of Securitisation Advisory Services Pty. Limited (the "Registrant"),
we submit this letter in response to the comments in your letter dated November
17, 2006 relating to the above-referenced registration statement and to the comments made during the conference between us on November 29, 2006. For your convenience, we are enclosing two courtesy copies of the Registration Statement in printed format. The versions of prospectus supplement and base prospectus contained in the courtesy copies are clean and marked to indicate changes from the previous filing.

REGISTRATION STATEMENT ON FORM S-3
----------------------------------

General
-------

     1.  The Division of Investment Management has asked us to advise you that, on the basis of the information in the registrant's Form S-3 registration statement, it appears that the issuing entity may be an investment company as defined in the Investment Company Act of 1940
         ("1940 Act").

         Accordingly, please explain why the issuing entity should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section
         3(c)(5)(C) unless at least 55% of its assets directly consist of
         "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB

Susan C. Block
December 4, 2006

         Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail.
         Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of
         Investment Company Regulation (1992) at p. 72.

         RESPONSE: The issuing entity intends to rely on the exception in
         Section 3(c)(5)(C) of the 1940 Act. Section 3(c)(5)(C) of the 1940 Act
         excepts from the definition of investment company any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type of periodic payment plan certificates, and who is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

              As stated in the offering documents, each series of notes will be backed by a trust consisting primarily of a pool of housing loans secured by first ranking mortgages on owner-occupied and non-owner occupied residential properties located in Australia, may have rights under insurance policies relating to the housing loans, to amounts on deposit in the trust accounts and income earned on those deposits and to authorized investments of the trust, will include the issuer trustee's rights under the transaction documents for that trust and may include housing loans subject to redraws or further advances. In connection with the structure of each offering of notes, U.S. counsel to the Registrant will deliver an opinion to the effect that the issuing entity need not register as an investment company under the
         1940 Act. As such, we confirm that issuing entity's asset composition will comply with interpretations issued by the Division of Investment
         Management regarding Section 3(c)(5)(C).

2.       If the issuing entity intends to rely on Rule 3a-7 under the 1940 Act, please explain whether the Issuer Trustee and the Security Trustee meet the requirements imposed by Rule 3a-7(a)(4), including the requirement that the trustee be a bank and not be affiliated, as that term is defined in rule 405 under the Securities Act of 1933, with the issuer or with any person involved in the organization or operation of the issuer. Please also explain whether the Note Trustee will take the actions necessary to meet the requirements in Rule 3a-7(a)(4)(ii) and
         (iii). To the extent that these requirements are not met, please explain how the issuing entity would be in conformity with the rule.

         RESPONSE: As stated in the preceding response, we confirm that the issuing entity intends to rely on the exception in Section 3(c)(5)(C)
         of the 1940 Act.

Susan C. Block
December 4, 2006

PROSPECTUS SUPPLEMENT
---------------------

Summary of the Parties to the Transaction, page S-1
---------------------------------------------------

     3.  We note your response to our prior comment 4. However, it appears that you continue to use the term "manager" throughout the prospectus without using the appropriate Regulation AB term alongside it. Please revised the prospectus accordingly.

         RESPONSE: The manager is described as the depositor in the prospectus on the cover page, in the summary of parties to the transaction on page
         S-1, in the description of the manager (see "The Manager and
         Depositor") and whenever the prospectus describes the manager's activities as the registrant or in relation to compliance with
         Regulation AB (see, for example, "Description of the Transaction
         Documents--The Interest Rate Swaps--Purpose of the Interest Rate
         Swaps," "Description of the Transaction Documents--The Currency
         Swaps--Commonwealth Bank" and "[Additional Information]"). As discussed in our conference, we do not believe that describing the manager as the depositor in the other areas of the prospectus would assist investors in understanding the transaction or be beneficial in terms of plain
         English.

     4.  Also, in your response, please provide us with your analysis as to why you believe Securitisation Advisory Services Pty Limited is the depositor under Regulation AB, as it is not clear to us from your disclosure. Refer to Item 1101(f) of Regulation AB.

         RESPONSE: In this transaction structure (as in the transaction structures for the other Australian issuers that were mentioned during the conference), the manager's role is to participate in the selection of the housing loan pool, prepare various reports and negotiate transaction documents. It also calculates all income and expenses allocated to the trust in accordance with the allocation of cashflows and manages all ongoing reporting requirements of the trust as required by the transaction documents and regulations.

         We note that the proposing release to Regulation AB states that
         Regulation AB is intended to codify and consolidate existing interpretive positions and we also note that the proposing release states that asset-backed securities issued by a foreign issuer or that are backed by foreign assets raise special issues due to potential differences in the legal and regulatory regime of the relevant home jurisdiction.

         As discussed during the conference, in Australian public mortgage transactions that have been subject to SEC review over the past several years, the manager has been the registrant for purposes of Securities
         Act and Securities Exchange Act compliance. This is a position that was accepted by the Staff after extensive review in the late 1990's and, as we mentioned during the conference, this structure is still used by a number of Australian issuers that currently have effective registration statements. The Staff's position was largely guided by the definition of issuer, which provides that the issuer is the person or persons performing the acts and assuming the duties of depositor or

Susan C. Block
December 4, 2006

         manager pursuant to the provisions of the trust or other agreement or instrument under which the securities are issued. Therefore, because the manager would be the issuer under this formulation, the manager should also be the depositor for purposes of Regulation AB.

Money Market Notes, page S-10
-----------------------------

     5.  Please add disclosure to the base prospectus to describe how the money market notes operate. We also note the added bracketed disclosure at page S-91. In your revised disclosure and in your response to us, please explain how the money market notes would act as a credit enhancement.

         RESPONSE: As discussed during the conference, the language under the headings "Summary--Money Market Notes" and "Description of the
         Transaction Documents--Money Market Notes" has been revised to specifically refer to notes that are eligible securities for purchase by money market funds under paragraph (a)(10) of Rule 2a-7 under the
         Investment Company Act of 1940 (the "1940 Act"). A placeholder has also been included under "Description of the Transaction Documents--Money
         Market Notes" in case the Rule 2a-7 eligible notes of a class are made eligible by a put or demand feature, as opposed being structured to be repaid from collections on the asset pool in less than 397 days, in which case, the counterparty could be said to be contingently liable to provide payments supporting such class of securities, and would be required to provide the information that is required under Item 1114 of
         Regulation AB. Please note that money market notes do not themselves act as credit enhancement.

Principal Charge-offs, page S-74
--------------------------------

     6.  We note your response to prior comment 9. We re-issue the prior comment. Please revise the prospectus to disclose that charge-off generally occurs after 120 days. Your current disclosure does not appear to specifically state when charge-off occurs.

         RESPONSE: As discussed during the conference, the disclosure under the caption "Description of the Offered Notes--Principal Charge-Offs"
         relates to instances were notes are written-down after losses are suffered on housing loans. However, that disclosure includes a cross-reference to "The Servicer--Collection and Enforcement
         Procedures" and "The Servicer--Collection and Enforcement Process"
         which both describe the process and timing of charge-offs on the housing loans. During the conference, you requested that we point you to that disclosure, which is located on pages 82 and 832 of the base prospectus. We also refer to the response to comment No. 10 in our second response letter dated October 27, 2006, which stated that loss and delinquency information will be disclosed in 30-31 day buckets through actual charge-off and that one of the conditions for a housing loan to be eligible for inclusion in the pool is that no payment from the borrower under the housing loan is in arrears for more than 30 consecutive days.

Susan C. Block
December 4, 2006

BASE PROSPECTUS
---------------

Special Features of the Housing Loans, page 18
----------------------------------------------

     7.  We note your response to prior comment 13. However, the prospectus appears to continue to refer to assets that are not fully described in the base prospectus. For instance, the last sentence in this section suggests that a characteristic of a loan in the asset pool many be changed at any time at the request of the borrower. Accordingly, we re-issue our prior comment 13. Please revise throughout the prospectus, as necessary, or advise.

         RESPONSE: As discussed in our conference, the disclosure under
         "Commonwealth Bank Residential Loan Program--Special Features of the
         Housing Loans" and "Homepath Residential Loan Program--Special Features
         of the Housing Loans" has been revised to limit the changes that borrowers can make to the terms of a housing loan to the "special features" described in each section.

Purchase Obligations, page 42
-----------------------------

     8.  While we note your response to prior comment 24, we re-issue the comment. Please advise to specify the types of purchase obligations
         (including, without limitation, any puts, calls, maturity guaranties and demand features) that may be used in connection with this prospectus.

         RESPONSE: The section of the base prospectus entitled "Description of the Offered Notes--Purchase Obligations" has been revised to specify and to describe the types of purchase obligations that may be used in connection with the base prospectus.

     9.  Please explain to us how the purchase obligations will facilitate the issuance of money market notes.

         RESPONSE: As discussed during the conference and in the response to comment No. 5 and as described in the revised language under
         "Description of the Offered Notes--Purchase Obligations," purchase obligations may be used to facilitate the issuance of notes that are eligible securities for purchase by money market funds under paragraph
         (a)(10) of Rule 2a-7 under the 1940 Act by, for example, requiring a counterparty that agrees to provide a purchase commitment, put option or demand feature to agree to purchase such notes in accordance with
         Rule 2a-7 prior to their maturity, thus allowing a money market fund to purchase such notes if the purchase obligation is structured correctly.
         Any transaction with a purchase obligation will contain additional detailed disclosure in the prospectus supplement outlining all material terms and conditions for investors.

              During the conference it was noted that the response to this comment may be referred to the Division of Investment Management, and as such we would like to refer to

Susan C. Block
December 4, 2006

         the response to comment No. 1 and to confirm that the Registrant is aware of the terms of the 1940 Act and the no-action letters and other guidance issued by the Division of Investment Management with respect to Section 3(c)(5)(C) of the 1940 Act. The Registrant monitors the assets and activities of the trusts and the terms of the related agreements to assure that each trust falls within Section 3(c)(5)(C).
         In fact, the underwriters in takedowns from this Registration Statement will require an opinion of U.S. counsel that the issuing entity is not an investment company. In addition, no purchase obligations would be included that would cause any of the subject notes to be redeemable securities, within the meaning of the 1940 Act (and language to this effect has been added to the base prospectus in order to clarify matters).

Other Insurance, Guarantees and Support Agreements, page 70
-----------------------------------------------------------

     10. Either delete this section or specifically describe what other types of insurance, guarantees or support agreements you are referring to. This section appears to us to be a catch-all. Each type of credit enhancement needs to be described in the base prospectus.

         RESPONSE: This section of the base prospectus has been deleted.

If you have any questions concerning the Registration Statement, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Paul A. Jorissen
Paul A. Jorissen